March 8, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Withdrawal of Form S-4 Registration Statement
                  Under the Securities Act of 1933 for IQ Biometrix, Inc.

Ladies and Gentlemen:

      On August 18, 2004, IQ Biometrix, Inc. a Delaware corporation (the "Company"), filed with the Commission a registration statement on Form S-4 (the "Registration Statement") (amended October 19, 2004, December 28, 2004, January 11, 2005, January 14, 2005 and January 19, 2005) to register up to 43,000,000 shares of its Common Stock to be issued to the shareholders of Wherify Wireless, Inc. pursuant to the Agreement and Plan of Merger executed by the parties in April 2004.

      In response to the Staff's letter dated February 15, 2005 and in accordance with the recommendations contained therein and in conversations between the Staff, the Company and Wherify Wireless, Inc., the Company hereby requests that the Form S-4 be withdrawn to allow Wherify Wireless, Inc. to conduct a rescission offer with respect to shares of its Series C Preferred Stock issued and sold to its shareholders between September 17, 2004 and January 19, 2005. The Company confirms that none of the securities included in the Registration Statement have been sold or issued.

      Upon the consummation of Wherify's rescission offer, the Company will refile the Form S-4 registration statement with the Commission.

      If you have any questions or comments, please call the Company's counsel, Alisande M. Rozynko of The Crone Law Group, LLP, at (415) 498-8900. Thank you.

Yours truly,

Michael Walsh
Chief Financial Officer